NEXPOINT DIVERSIFIED REAL ESTATE TRUST

300 Crescent Court, Suite 700

Dallas, TX 75201

September 9, 2025

BY EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NexPoint Diversified Real Estate Trust Registration Statement on Form S-3 Filed August 22, 2025 File No. 333-289799

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, NexPoint Diversified Real Estate Trust respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on September 11, 2025, or as soon thereafter as practicable.

Please call Justin Reinus of Winston & Strawn LLP at (214) 453-6566 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours, NexPoint Diversified Real Estate Trust By: /s/ Paul Richards Name: Paul Richards Title: Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

cc:	Justin Reinus, Winston & Strawn LLP Charlie Haag, Winston & Strawn LLP